Exhibit 99.1

Nano Dimension Appoints Miri Naveh as Director

NESS ZIONA, Israel, January 13, 2020 – Nano Dimension Ltd., a leading Additively Manufactured Electronics (AME) provider (Nasdaq, TASE: NNDM), announced today the nomination of Ms. Miri Naveh as a member of the company’s board of directors, effective immediately.

Ms. Miri Naveh currently serves as a director in two public companies – Park Atidim Tel Aviv- High Tech Industrial Park and Novolog (Pharm Up 1966) Ltd. (TASE: NVLG). Ms. Naveh formerly served as director in Bezeqcall Communication Ltd., Hamat Group Ltd. (TASE: HAMAT), Euro-Trade Bank and was an executive in FIBI Bank. She was also the head of the business development division in Bezeq and the CEO and founder of Gazit Finance Group, a subsidiary of Gazit Globe Ltd. (TASE: GZT). Ms. Naveh has a B.Sc. in industrial and management engineering from Ben Gurion University and an M.B.A from Tel Aviv University.

Ms. Naveh will replace Mr. Avi Nachmias, who decided to step down from his role as a member of Nano Dimension’s board of directors, to pursue new challenges.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, and transformers and electromechanical components, to function at unprecedented performance. Those turn-key systems bridge the gap between PCB and semiconductor Integrated Circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the future of the company. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

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